SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                          INFORMATION TO BE INCLUDED IN
                 STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 4)

                       America Online Latin America, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    02365B100
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                             Paul T. Cappuccio, Esq.
                  Executive Vice President and General Counsel
                              AOL Time Warner Inc.
                              75 Rockefeller Plaza
                            New York, New York 10019
                                 (212) 484-8000

                                    Copy to:

                              Peter S. Malloy, Esq.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 8, 2002
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                   AOL Time Warner Inc.
                   13-4099534
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                        (a) [x]
                        (b) [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
3         SEC USE ONLY:


--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS:

                   WC
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                             |_|


--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION:

                   Delaware
--------- ----------------------------------------------------------------------
-------------------- ---------- ------------------------------------------------
 NUMBER OF SHARES    7          SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING                 4,773,730 (1)
    PERSON WITH
                     ---------- ------------------------------------------------
                     ---------- ------------------------------------------------
                     8          SHARED VOTING POWER


                                   136,551,706 (2)
                     ---------- ------------------------------------------------
                     ---------- ------------------------------------------------
                     9          SOLE DISPOSITIVE POWER


                                     4,773,730
                     ---------- ------------------------------------------------
                     ---------- ------------------------------------------------
                     10         SHARED DISPOSITIVE POWER


                                   136,791,706 (3)
-------------------- ---------- ------------------------------------------------
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


                   141,565,436
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES:   [x]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                   69.2% (4)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:

                   HC, CO
--------- ----------------------------------------------------------------------

--------------------------------
1 Represents the number of shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), of America Online Latin America, Inc. ("AOL-LA") into which (ultimately) the $17,300,000 11% senior convertible notes owned by AOL Time Warner Inc. ("AOL Time Warner"), are immediately convertible at an initial conversion price of $3.624.
2 Calculated  pursuant to Rule  13d-3, includes (i) 4,000,000 shares of Class A
  Common Stock owned by America Online, Inc. ("AOL"), (ii) 116,010,456 shares of Class A Common Stock into which (ultimately) 116,010,456 shares of Series B Redeemable Convertible Preferred Stock owned by AOL are immediately convertible on a one for one basis and (iii) 16,541,250 shares of Class A Common Stock issuable upon exercise of AOL's immediately exercisable warrant.
3 Calculated pursuant to Rule 13d-3, includes the 136,551,706 shares described in number 8 above plus (i) 240,000 shares of Class A Common Stock issuable upon exercise of certain employee options issued by AOL-LA.
4 For purposes of beneficial ownership calculation under Rule
  13d-3, the number of outstanding shares includes: (i) the 67,057,124 shares of Class A Common Stock outstanding (including 4,000,000 shares of Class A Common Stock owned by AOL) as of March 25, 2002 as reported in AOL-LA's Annual
  Report on Form 10-K filed by AOL-LA on April 1, 2002, (ii) 116,010,456 shares of Class A Common Stock into which (ultimately) 116,010,456 shares of Series B Redeemable Convertible Preferred Stock owned by AOL are immediately convertible on a one for one basis, (iii)16,541,250 shares of Class A Common Stock issuable upon exercise of AOL's immediately exercisable warrant,
  (iv) 240,000 shares of Class A Common Stock issuable upon exercise of certain AOL-LA employee option shares and (v) 4,773,730 shares of Class A Common
  Stock issuable upon conversion of AOL Time Warner's $17,300,000 11% senior convertible notes.

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                   America Online, Inc.
                   54-1322110
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                         (a) [x]
                         (b) [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
3         SEC USE ONLY:


--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS:

                   Not Applicable
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                             [ ]

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION:


                   Delaware
--------- ----------------------------------------------------------------------
-------------------- -------- --------------------------------------------------
 NUMBER OF SHARES    7        SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING                      0
    PERSON WITH
                     -------- --------------------------------------------------
                     -------- --------------------------------------------------
                     8        SHARED VOTING POWER


                                       136,551,706 (1)
                     -------- --------------------------------------------------
                     -------- --------------------------------------------------
                     9        SOLE DISPOSITIVE POWER

                                       0
                     -------- --------------------------------------------------
                     -------- --------------------------------------------------
                     10       SHARED DISPOSITIVE POWER


                                      136,791,706 (2)
-------------------- -------- --------------------------------------------------
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


                   136,791,706
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES:  [ x ]


--------- ----------------------------------------------------------------------

-------------------------
1. Calculated pursuant to Rule 13d-3, includes (i) 4,000,000 shares of Class A Common Stock owned by AOL, (ii) 116,010,456 shares of Class A Common Stock in which (ultimately) 116,010,456 shares of Series B Redeemable Convertible Preferred Stock owned by AOL are immediately convertible on a one for one basis and (iii) 16,541,250 shares of Class A Common Stock issuable upon exercise of AOL's immediately exercisable warrant.
2. Calculated pursuant to Rule 13d-3, includes the 136,551,706 shares described in number 8 above plus (i) 240,000 shares of Class A Common Stock issuable upon exercise of certain AOL-LA employee options.

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                    68.4%(3)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:


                   CO
--------- ----------------------------------------------------------------------

------------------------------------
3. For purposes of beneficial ownership calculation under Rule 13d-3, the number of outstanding shares includes: (i) the 67,057,124 shares of Class A Common Stock outstanding (including 4,000,0000 shares of Class A Common Stock owned by AOL), (ii) 116,010,456 shares of Class A Common Stock into which (ultimately)116,010,456 shares of Series B Redeemable Convertible Preferred Stock owned by AOL are immediately convertible on a one for one basis, (iii) 16,541,250 shares of Class A Common Stock issuable (ultimately) upon exercise of AOL's immediately exercisable warrant and (iv) 240,000 shares of Class A Common Stock issuable upon exercise of certain AOL-LA employee option shares.

     AOL Time Warner Inc., a Delaware corporation ("AOL Time Warner"), and its wholly-owned subsidiary, America Online, Inc., a Delaware corporation ("AOL")(collectively, the "Reporting Persons"), hereby file this Amendment No. 4 ("Amendment No. 4") to amend and supplement the statement on Schedule 13D originally filed on August 22, 2000 and amended on January 22, 2001 and February 27, 2001 and further amended and restated in its entirety on April 13, 2001 (as previously so amended and restated, the "Statement"), with respect to the shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of America Online Latin America, Inc., a Delaware corporation ("AOL-LA"). As provided in the Joint Filing Agreement filed as Exhibit 13 hereto, the Reporting Persons have agreed pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to file one statement on Schedule 13D with respect to their beneficial ownership of the Class A Common Stock.

     Unless otherwise expressly set forth herein, capitalized terms not defined in this Amendment No. 4 have the meanings given to such terms in the Statement.

Item 1. Security and Issuer

     This Amendment No. 4 relates to the Class A Common Stock of AOL-LA. The address of the principal executive office of AOL-LA is 6600 N. Andrews Avenue, Suite 500, Fort Lauderdale, Florida 33309.

Item 2. Identity and Background

     Item 2 of the Statement is hereby amended and restated to read in its entirety as follows:

     This Amendment No. 4 is being filed by AOL Time Warner, a Delaware corporation having its principal executive offices at 75 Rockefeller Plaza, New York, New York 10019, and AOL, a Delaware corporation having its principal executive offices at 22000 AOL Way, Dulles, Virginia 20166. The Reporting Persons may be deemed members of a "group" (as such term is defined pursuant to Regulation 13D under the Exchange Act) that may be deemed to have been formed by
(i) the Reporting Persons and (ii) Gustavo A. Cisneros, Ricardo J. Cisneros, Aspen Investments LLC, a Delaware limited liability company ("Aspen"), and Atlantis Investments LLC, a Delaware limited liability company ("Atlantis" and, together with Aspen, "ODC") (collectively, the "Cisneros Group"), by virtue of the agreements among the Reporting Persons and the Cisneros Group described elsewhere in this Amendment No. 4 or the Statement. Until December 28, 2000, the Cisneros Group included Riverview Media Corp., a British Virgin Islands corporation ("Riverview"); on that date Riverview assigned to each of Aspen and Atlantis, on an equal basis, all of its right, title and interest in and to the shares of Class A Common Stock beneficially owned by Riverview. In addition, a "group" may be deemed to have been formed by the Reporting Persons, the Cisneros Group, and Banco Itau S.A., a Brazilian Sociedade Anonima ("Banco Itau"), Banco Itau's affiliate, Banco Banerj S.A., a Brazilian Sociedade Anonima ("Banco Banerj"), Banco Itau, S.A.-Cayman Branch, a Brazilian Sociedade Anonima ("Banco Itau-Cayman"), Itau Bank Limited, a Cayman limited liability company, and Roberto Egydio Setubal, President and Chief Executive Officer of Banco Itau (collectively, the "Banco Itau Reporting Persons"), by virtue of the agreements among the Reporting Persons, the Cisneros Group and the Banco Itau Reporting Persons described elsewhere in this Statement. The addresses of the Cisneros Group and the Banco Itau Reporting Persons are set forth in Schedule I to this Amendment No. 4.

     The  Reporting  Persons  disclaim   beneficial   ownership  of  any  AOL-LA
securities owned directly or indirectly by the Cisneros Group and the Banco Itau Reporting Persons.

     AOL Time Warner is the world's first fully integrated, Internet-powered media and communications company. It classifies its business interests into the following fundamental areas: AOL, cable, filmed entertainment, networks, music and publishing. Substantially all of AOL Time Warner's interests in filmed entertainment and cable and a portion of its interests in networks are held through Time Warner Entertainment Company, L.P., a Delaware limited partnership in which AOL Time Warner has a majority interest. AOL is a direct wholly-owned subsidiary of AOL Time Warner. AOL is the world's leader in interactive services, Web properties, Internet technologies and electronic commerce services.

     To the best knowledge of the Reporting Persons as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of each Reporting Person, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedules II and III hereto. The information contained in Schedules II and III is incorporated herein by reference.

     During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of their executive officers or directors listed in Schedules II and III hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     Except as provided in Item 6 of this Amendment No. 4, to the best knowledge of the Reporting Persons, no directors or officers of the Reporting Persons have legal or beneficial ownership of any shares of Class A Common Stock of AOL-LA.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Statement is hereby amended by adding the following as the last paragraphs thereof:

     On June 1, 2001, AOL purchased additional shares of Series D Redeemable Convertible Preferred Stock, $0.01 par value per share (the "Series D Preferred Stock"), and on August 1, 2001, AOL purchased shares of Series B Preferred Stock, in each case pursuant to the Stock Purchase Agreement described in Items 4 and 6 of the Statement using funds from AOL's working capital. As further described in Item 6, the shares of Series D Preferred Stock held by AOL automatically converted into an equivalent number of shares of Series B Preferred Stock on July 31, 2001, without the use of any additional funds from AOL.

     On March 11, 2002, AOL Time Warner purchased at par value $17,300,000 aggregate principal amount of AOL-LA's 11% Senior Convertible Notes due 2007, pursuant to a Note Purchase Agreement described in Items 4 and 6 of this Amendment No. 4, using funds from AOL Time Warner's working capital.

Item 4. Purpose of Transaction

     Item 4 of the Statement is hereby amended by deleting the last four paragraphs thereof and adding the following in lieu thereof:

     The information set forth or incorporated by reference in Items 2, 3, 5, 6 and 7 is hereby incorporated by reference.

     AOL Time Warner has entered into a Note Purchase Agreement with AOL-LA, dated as of March 8, 2002 (the "Note Purchase Agreement"), for the purchase by AOL Time Warner (and/or its permitted assigns) of up to $160,000,000 aggregate principal amount of AOL-LA's 11% Senior Convertible Notes due 2007 (the "Initial Notes"). On March 11, 2002, AOL Time Warner purchased an initial tranche of $17,300,000 aggregate principal amount of the Initial Notes from AOL-LA (the "First Tranche Notes").

     As further described in Item 6, the Initial Notes are convertible into capital stock of AOL-LA, and ultimately convertible into shares of Class A Common Stock of AOL-LA at the conversion price of $3.624 per share, subject to adjustment in accordance with their terms for certain dilutive transactions, stock splits and other similar events.

     As further described in Item 6, AOL-LA will pay interest on the Initial Notes issued pursuant to the Note Purchase Agreement quarterly in arrears. Such interest will be paid, at AOL-LA's option, subject to certain limitations, (i) in cash or (ii) through the issuance of either Applicable Shares (as defined in Item 6) of AOL-LA capital stock or additional 11% senior convertible notes (each, a "PIK Note" and collectively, the "PIK Notes") (together with the Initial Notes, each a "Note" and collectively, the "Notes"). Interest on any PIK Notes issued shall be payable in cash or Applicable Shares or shall be added to the principal of such PIK Notes as further described in Item 6 of this Statement.

     AOL Time Warner's purchase of Initial Notes is part of a broader investment history with AOL-LA that included the Reorganization, AOL's purchase on August 11, 2000 of 4,000,000 shares of Class A Common Stock in the Offering and AOL's purchases of additional preferred stock of AOL-LA under the Stock Purchase Agreement in 2001. The Reporting Persons' investments in AOL-LA are expected to increase as a result of additional purchases by AOL Time Warner (or its permitted assigns) of Initial Notes pursuant to the Note Purchase Agreement, the payment from time to time of interest on the Initial Notes in the form of PIK Notes or shares of AOL-LA capital stock and the payment from time to time of dividends on preferred stock held by the Reporting Persons in the form of additional shares of capital stock. See Item 6.

     In connection with the Note Purchase Agreement, AOL, ODC, AOL-LA and AOL Time Warner entered into a Second Amended and Restated Stockholders Agreement, dated as of March 8, 2002 (the "Second Amended and Restated Stockholders
Agreement"), which amended the existing Stockholders Agreement in order to, among other things, (a) add AOL Time Warner as a party for certain limited purposes, including (i) to agree to vote all of the shares of AOL-LA capital stock held by AOL Time Warner to elect the four directors nominated by the Special Committee for election by the holders of all shares of AOL-LA's outstanding capital stock, voting together, and (ii) to agree to certain restrictions on AOL Time Warner's ability to transfer equity securities of AOL-LA and (b) to provide that, in the event that shares of Series F Redeemable Convertible Preferred Stock, par value $0.01 per share, of AOL-LA (the "Series F Preferred Stock") or Series B Preferred Stock are held by an entity other than AOL Time Warner or a wholly-owned affiliate of AOL Time Warner or shares of Series C Preferred Stock are held by an entity other than ODC or a wholly-owned affiliate of ODC, Gustavo A. Cisneros, Ricardo J. Cisneros and/or their lineal descendents and/or any trusts for the benefit of such persons, then all shares transferred to or held by such entity are required to be converted from Series F Preferred Stock, Series B Preferred Stock or Series C Preferred Stock, as applicable, into that number of shares of Class B Common Stock (together with Series B Preferred Stock, "B Stock") or Class C Common Stock (together with Series C Preferred Stock, "C Stock"), as applicable, into which such shares are then convertible, and any shares of Class B Common Stock or Class C Common Stock held by such entity (including such shares of Class B Common Stock and Class C Common Stock issued upon conversion of Series F Preferred Stock, Series B Preferred Stock or Series C Preferred Stock, as applicable) are required to be converted into that number of shares of Class A Common Stock into which such shares are then convertible.

     Also in connection with the Note Purchase Agreement, AOL Time Warner, AOL, ODC and AOL-LA entered into a Second Amended and Restated AOL-ODC Registration Rights Agreement (described in Item 6), and AOL Time Warner entered into certain Voting Agreements (described in Item 6) with ODC and with certain of the Banco Itau Reporting Persons.

     The Reporting Persons intend to review their investment in AOL-LA on a continuing basis and, subject to the limitations set forth in the Second Amended and Restated Stockholders' Agreement, reserve the right to (i) acquire additional securities of and increase their level of investment and control in AOL-LA, through acquisitions in the open market or in privately negotiated transactions with AOL-LA or third parties or otherwise, (ii) maintain their holdings at current levels or (iii) sell all or a portion of their holdings in the open market or in privately negotiated transactions or otherwise. Any such actions will depend upon, among other things: the availability of such securities for purchase, or the ability to sell such securities, at satisfactory price levels; the continuing evaluation of AOL-LA's business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; the actions of the management, Board and controlling stockholders of AOL-LA; and other future developments.

     As part of their ongoing review, the Reporting Persons may have additional discussions with third parties, including other stockholders, or with the board of directors or management of AOL-LA regarding the foregoing.

     Except as set forth elsewhere in this Amendment No. 4, neither AOL Time Warner nor AOL has any current plans or proposals which relate to or would result in any of the actions requiring disclosure pursuant to Item 4 of Schedule 13D, although AOL Time Warner and AOL do not rule out the possibility of effecting or seeking to effect any such actions in the future.

     References to, and descriptions of, the Second Amended and Restated Stockholders' Agreement, the Note Purchase Agreement, the Initial Notes, the PIK Notes, the Second Amended and Restated AOL-ODC Registration Rights Agreement, and the Voting Agreements are qualified in their entirety by reference to the copies of such documents included as exhibits to this Amendment No. 4, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Statement is hereby amended and restated to read in its entirety as follows:

     The information set forth or incorporated by reference in Items 2, 3, 4, 6 and 7 is hereby incorporated herein by reference.

     As of March 25, 2002, as reported in AOL-LA's Annual Report on Form 10-K filed by AOL-LA on April 1, 2002, there were 67,057,124 shares of Class A Common Stock outstanding. No shares of AOL-LA's Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Class B Common Stock or Class C Common Stock were outstanding. For purposes of Rule 13d-3 under the Exchange Act, the Class A Common Stock issuable, directly or indirectly, upon conversion of the Series B Preferred Stock currently held by AOL, upon exercise of the AOL Warrant, and upon exercise by the Employees (defined below) of their options,
(i) with respect to percentage ownership calculations made herein for AOL, increase the number of Class A Common Stock outstanding to 199,848,830(1) and
(ii) together with the 4,773,730 shares of Class A Common Stock issuable, directly or indirectly, upon conversion of the First Tranche Notes, with respect to percentage ownership calculations made herein for AOL Time Warner, increase the diluted number of Class A Common Stock outstanding to 204,622,560.

     As of the date hereof, the Reporting Persons (i) beneficially own 4,000,000 shares of Class A Common Stock held by AOL and (ii) pursuant to Rule 13d-3(a) promulgated under the Exchange Act, may be deemed to beneficially own an additional 132,551,706 shares of Class A Common Stock, which are issuable upon conversion, directly or indirectly, of all of the shares of Series B Preferred Stock held by AOL and upon exercise of the AOL Warrant. Shares of Series B Preferred Stock are convertible into shares of Class B Common Stock at any time, initially on a one share-for-one share basis, and such Class B Common Stock is convertible into Class A Common Stock at any time, initially on a one share-for-one share basis.

----------------------------
1. Includes (i) the 67,057,124 shares of Class A Common Stock outstanding (including 4,000,000 shares of Class A Common Stock owned by AOL), (ii) 116,010,456 shares of Class A Common Stock into which (ultimately) 116,010,456 shares of Series B Redeemable Convertible Preferred Stock owned by AOL are immediately convertible on a one for one basis, (iii) 16,541,250 shares of Class A Common Stock issuable upon exercise of AOL's immediately exercisable warrant and (iv) 240,000 shares of Class A Common Stock issuable upon exercise of certain AOL-LA employee option shares.

     Pursuant to Rule 13d-3(a) promulgated under the Exchange Act, the Reporting Persons may also be deemed to beneficially own options to purchase an aggregate of 240,000 shares of Class A Common Stock. As stated in Item 6 below, upon the consummation of AOL-LA's initial public offering, Michael Lynton, J. Michael Kelly, and Gerald Sokol, Jr., employees of AOL, and Robert W. Pittman, currently an employee of AOL Time Warner and formerly an employee of AOL, who are each also members of the Board (each an "Employee" and collectively, the "Employees"), were each granted an option to purchase 60,000 shares of Class A Common Stock. Under the Reporting Persons' conflicts of interest standards, each such Employee must transfer the economic benefit of his option to AOL Time Warner or AOL, as applicable. Although each such Employee is the record holder of the option, AOL and AOL Time Warner hold or share the disposition power with respect to all of the shares of Class A Common Stock underlying the options. The filing of this Amendment No. 4, however, shall not be construed as an admission for the purposes of Sections 13(d) and 13(g) of the Exchange Act and Regulation 13D-G promulgated thereunder that any of such Employees is the beneficial owner of any securities of AOL-LA other than the options and shares of Class A Common Stock underlying the options issued to such Employee.

     Pursuant to Rule 13d-3(a) promulgated under the Exchange Act, AOL Time Warner may also be deemed to beneficially own an additional 4,773,730 shares of Class A Common Stock, which are issuable upon conversion, directly or indirectly, of the First Tranche Notes at the conversion price of $3.624 per share, as the same may be adjusted in accordance with the terms of the Initial Notes. As further described in Item 6, the Initial Notes are convertible at any time into Applicable Shares (as defined in Item 6), which may be shares of Series F Preferred Stock, Series B Preferred Stock, or Class A Common Stock, in any case at a conversion price of $3.624 per share. Shares of Series F Preferred Stock are convertible into shares of Class B Common Stock at any time, initially on a one share-for-one share basis, and such Class B Common Stock is convertible into Class A Common Stock at any time, initially on a one share-for-one share basis.

     AOL and AOL Time Warner have shared power to vote and dispose of 4,000,000 shares of Class A Common Stock held by AOL, the 116,010,456 shares of Class A Common Stock issuable upon conversion, directly or indirectly, of all of the Series B Preferred Stock held by AOL, and 16,541,250 shares of Class A Common Stock issuable upon exercise of the AOL Warrant. AOL and AOL Time Warner share the power to dispose of the 240,000 shares of Class A Common Stock issuable upon exercise of the stock options that were granted to the Employees. AOL Time Warner has sole power to vote and dispose of the 4,773,730 shares of Class A Common Stock that are issuable upon conversion, directly or indirectly, of the First Tranche Notes acquired by AOL Time Warner on March 11, 2002 pursuant to the Note Purchase Agreement.

     Consequently, under Rule 13d-3(a), upon conversion of the B Stock held by AOL, the exercise of the AOL Warrant and the exercise of the stock options granted to the Employees, AOL would beneficially own 136,791,706 shares of Class A Common Stock in the aggregate, or approximately 68.4% of the shares of Class A Common Stock currently outstanding. Upon conversion of the B Stock held by AOL, the exercise of the AOL Warrant, the exercise of the stock options granted to the Employees, and the conversion of the First Tranche Notes, AOL Time Warner would beneficially own 141,565,436 shares of Class A Common Stock in the aggregate, or approximately 69.2% of the shares of Class A Common Stock currently outstanding. However, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of all of the First Tranche Notes and (iii) the exercise and conversion of all outstanding warrants and stock options, AOL and AOL Time Warner would beneficially own approximately 43.3% and 44.8%, respectively, of the 316,216,554 shares of Class A Common Stock of AOL-LA that would be issued and outstanding.

     Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a "group" is deemed to exist by virtue of the Second Amended and Restated Stockholders' Agreement, the ODC Voting Agreement, and the Second Amended and Restated AOL-ODC Registration Rights Agreement (each as defined in Item 6 hereof), the Reporting Persons may be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all of the equity securities of AOL-LA beneficially owned by the Cisneros Group. As of the date hereof, the Cisneros Group beneficially owns 4,000,000 shares of Class A Common Stock, 111,413,994 shares of Series C Preferred Stock, which represents all of such Series C Preferred Stock outstanding, and currently exercisable options to purchase 120,000 shares of Class A Common Stock. Shares of Series C Preferred Stock are convertible into AOL-LA's Class C Common Stock at any time, initially on a one share-for-one share basis, and such Class C Common Stock is convertible into Class A Common Stock at any time, initially on a one share-for-one share basis. As of the date hereof, the Cisneros Group beneficially owns an aggregate of 115,533,994 shares of Class A Common Stock, or approximately 36.5% of the 316,216,554 shares of Class A Common Stock that would be issued and outstanding, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of all of the First Tranche Notes purchased by AOL Time Warner on March 11, 2002, and (iii) the exercise and conversion of all outstanding warrants and stock options. The Reporting Persons disclaim beneficial ownership of any AOL-LA securities owned directly or indirectly by the Cisneros Group.

     Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a "group" is deemed to exist by virtue of the Banco Itau Registration Rights Agreement and the Itau Voting Agreement (as defined in Item 6), the Reporting Persons may be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all of the equity securities of AOL-LA beneficially owned by the Banco Itau Reporting Persons. As of the date hereof, the Banco Itau Reporting Persons beneficially own 35,997,840 shares of Class A Common Stock (assuming the exercise of an option for 60,000 shares of Class A Common Stock granted to Mr. Setubal, the President and Chief Executive Officer of Banco Itau), or approximately 11.4% of the 316,216,554 shares of Class A Common Stock that would be issued and outstanding, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of all of the Initial Notes purchased by AOL Time Warner on March 11, 2002, and (iii) the exercise and conversion of all outstanding warrants and stock options. The Reporting Persons disclaim beneficial ownership of any AOL-LA securities owned directly or indirectly by the Banco Itau Reporting Persons.

     Other than as set forth in this Amendment 4, to the best of the Reporting Persons' knowledge as of the date hereof, (i) neither the Reporting Persons nor any subsidiary or affiliate of the Reporting Persons nor any of the Reporting Persons' executive officers or directors, beneficially owns any shares of Class A Common Stock, and (ii) there have been no transactions in the shares of Class A Common Stock effected during the past 60 days by the Reporting Persons, nor to the best of the Reporting Persons' knowledge, by any subsidiary or affiliate of the Reporting Persons or any of the Reporting Persons' executive officers or directors.

     References to, and descriptions of, the Second Amended and Restated Stockholders' Agreement, the Note Purchase Agreement, the Voting Agreements, and the Second Amended and Restated AOL-ODC Registration Rights Agreement are qualified in their entirety by reference to the copies of such documents included as exhibits to this Amendment No. 4, and are incorporated in this Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Item 6 of the Statement is hereby amended by deleting the last three paragraphs thereof and adding the following in lieu thereof:

     Pursuant to the Note Purchase Agreement, AOL Time Warner has agreed to purchase an aggregate principal amount of up to $160,000,000 of Initial Notes. Subject to certain conditions set forth in the Note Purchase Agreement, including the delivery by AOL-LA of a funding notice in respect of any subsequent tranche, the Initial Notes will be issued in a series of tranches from time to time in an aggregate amount not to exceed the aggregate principal amount for the applicable funding period set forth in the table below and in the Note Purchase Agreement (each such period, a "Funding Period"). On March 11, 2002, AOL Time Warner purchased an initial tranche of $17,300,000 aggregate principal amount of Initial Notes, which are all of the Initial Notes that AOL-LA may issue through March 31, 2002, the end of the first Funding Period. In accordance with the terms set forth in the Note Purchase Agreement attached hereto as Exhibit 1: (i) no Initial Notes will be issued and AOL Time Warner or its assigns will have no obligation to purchase any Initial Notes after December 31, 2002, (ii) there will be no more than one tranche of Initial Notes issued in any one calendar month, (iii) each subsequent tranche of Initial Notes will consist of no less than $10,000,000 principal amount of Initial Notes, and (iv) at no time will the aggregate principal amount of Initial Notes issued as of March 11, 2002 and thereafter exceed the maximum aggregate principal amount specified in the following table for the applicable Funding Period (as reduced on a dollar-for-dollar basis by the amount of all net cash proceeds received by AOL-LA or its subsidiaries from certain financings or asset sales in excess of certain thresholds):

                               SUBSEQUENT TRANCHES

--------------------------------------------------------------------------------

                                                             Maximum Aggregate
                                                              Principal Amount
                                                          of Initial Notes To Be
                 Funding Period                                    Issued
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

First Closing to and including March 31, 2002                    $17,300,000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

On and after April 1, 2002 to and including                      $86,800,000
June 30, 2002
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

On and after July 1, 2002 to and including                      $124,900,000
September 30, 2002
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

On and after October 1, 2002 to and including                   $160,000,000
December 31, 2002
--------------------------------------------------------------------------------

Commencing on June 30, 2002, AOL-LA will pay interest on the Initial Notes issued pursuant to the Note Purchase Agreement quarterly in arrears on each March 31, June 30, September 30 and December 31 of each calendar year and on the final maturity date (each an "Interest Payment Date") to the holder of record on the date which is 15 days before the applicable Interest Payment Date. Any interest payable on the Initial Notes will be paid on each Interest Payment Date, at AOL-LA's option: (i) in cash or (ii) subject to the next succeeding sentence, either (x) through the issuance of PIK Notes or (y) through the issuance of Applicable Shares having an aggregate Fair Market Value (as defined in the Initial Notes) on such Interest Payment Date equal to the amount of interest payable on the Initial Notes on such Interest Payment Date. AOL-LA's ability to pay interest on the Initial Notes through the issuance of PIK Notes or Applicable Shares (defined below) will be subject to certain conditions set forth in the Notes, including, with respect to payment of interest in the form of Applicable Shares, the making of all required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act"), and the expiration or termination of any required waiting period thereunder, in each case with respect to the receipt of Applicable Shares by the holder of the Notes (the "Required HSR Approval").

     Subject to and upon compliance with certain terms set forth therein, the Initial Notes are convertible at any time and from time to time, in whole or in part, at AOL Time Warner's (or any other permitted holders') option, into duly authorized, validly issued, fully paid and nonassessable Applicable Shares. The term "Applicable Shares" means (i) prior to the occurrence of a Class B Triggering Event (as defined in the Restated Certificate of Incorporation of AOL-LA), if AOL Time Warner or any AOLTW Affiliated Holder is the holder of the Notes, (A) Series F Preferred Stock, prior to the automatic conversion of Series F Preferred Stock into Series B Preferred Stock pursuant to the Certificate of Designation (defined below), and (B) Series B Preferred Stock, after the automatic conversion of Series F Preferred Stock into Series B Preferred Stock pursuant to the Certificate of Designation, and (ii) after the occurrence of a Class B Triggering Event, or if any Person other than AOL Time Warner or an AOLTW Affiliated Holder is the holder of the Notes, Class A Common Stock. "AOLTW Affiliated Holder" means each entity directly or indirectly wholly-owned by AOL Time Warner and, as of any date, each then current employee of AOL Time Warner or of any entity directly or indirectly wholly-owned by AOL Time Warner.

     On March 11, 2002, AOL-LA filed the certificate of designation with respect to the Series F Preferred Stock (the "Certificate of Designation") with the Secretary of State of the State of Delaware, as authorized in the Restated Certificate of Incorporation of AOL-LA. Any outstanding shares of Series F Preferred Stock shall be automatically converted into an equal number of shares of Series B Preferred Stock upon the approval by AOL-LA's shareholders and the subsequent filing by AOL-LA of a certificate of amendment to the Restated Certificate of Incorporation of AOL-LA in the form attached as an exhibit to the Note Purchase Agreement to, among other things, increase the number of authorized shares and adjust the liquidation preferences of the Series B Preferred Stock. Holders of Series F Preferred Stock are entitled to one vote per share and holders of Series B Preferred Stock are entitled to 10 votes per share.

     Each Initial Note is convertible into Applicable Shares based upon a conversion price of $3.624 per Applicable Share, subject to adjustment upon the occurrence of certain events specified in the Initial Notes. Initial Notes are convertible at the then effective conversion rate, determined by dividing (i) the portion of the face amount of the Initial Note outstanding on such date proposed to be converted into Applicable Shares, plus any accrued and unpaid interest on the face amount of the Initial Note proposed to be converted into Applicable Shares, by (ii) the then effective conversion price.

     Each PIK Note will be convertible into Applicable Shares based upon a conversion price per Applicable Share equal to the Fair Market Value of such Applicable Share at the time of issuance of such PIK Note, subject to adjustment upon the occurrence of certain events specified in such PIK Note. PIK Notes will be convertible at the then effective conversion rate, determined by dividing (i) the portion of the face amount of the PIK Note outstanding on such date proposed to be converted into Applicable Shares, plus any accrued and unpaid interest on such portion of the face amount of the PIK Note by (ii) the then effective conversion price.

     AOL-LA will pay interest on each issued PIK Note quarterly in arrears on each Interest Payment Date, at AOL-LA's option: (i) in cash, (B) subject to the next succeeding sentence, through the issuance of Applicable Shares having an aggregate Fair Market Value (as defined in the PIK Notes) on such Interest Payment Date equal to the amount of interest payable on the PIK Notes on such Interest Payment Date or (C) prior to obtaining the Required HSR Approval, by adding an amount equal to the interest payable on such Interest Payment Date to the then aggregate face amount outstanding on such PIK Note on such Interest Payment Date. AOL-LA's ability to pay interest on the PIK Notes through the issuance of Applicable Shares will be subject to certain conditions set forth in the PIK Notes, including the receipt of the Required HSR Approval.

     At any time on or after the date which is eighteen months after March 11, 2002, AOL-LA may, at its option, but subject to AOL Time Warner's right to convert the Notes into Applicable Shares, redeem all or a portion of the Notes at a price equal to the face amount thereof, plus accrued but unpaid interest on such redeemed portion of the Notes (the "Redemption Price"). If AOL-LA or any of its Subsidiaries receives net proceeds from certain financings or asset sales specified in the Notes in excess of certain thresholds, AOL-LA must use such net cash proceeds received from such financing or asset sale to redeem the Notes at the Redemption Price.

     AOL-LA must comply with various affirmative and negative covenants contained in the Notes, including, among others, limitations on the ability of AOL-LA and its subsidiaries to (i) incur debt, (ii) create, incur, assume or permit to exist liens on their property, (iii) make investments, (iv) consolidate or merge with other individuals or entities, (v) sell or otherwise dispose of its assets, (vi) enter into affiliate transactions, (vii) make dividends or other distributions with respect to any shares of their capital stock, or payments on account of the purchase, redemption, retirement, acquisition, cancellation or termination of such shares of capital stock, and
(viii) make dispositions of their property, rights or other assets.

     In connection with the Note Purchase Agreement, the Reporting Persons entered into a voting agreement, dated as of March 8, 2002 with ODC (the "ODC Voting Agreement") and a voting agreement, dated as of March 8, 2002 with Banco Itau, Banco Banerj, Banco Itau -Cayman and Itau Bank Limited (the "Itau Voting Agreement" and, together with the ODC Voting Agreement, the "Voting Agreements"), pursuant to each of which the parties thereto, subject to certain conditions, agreed to vote all shares of AOL-LA's capital stock owned by them in favor of certain proposals to be presented at a meeting of the holders of AOL-LA's stockholders, including a proposal to amend the Restated Certificate of Incorporation of AOL-LA in order to change the liquidation preference of the Series B Preferred Stock. Upon approval of these proposals by the stockholders and the subsequent amendment of the Restated Certificate of Incorporation of AOL-LA, all authorized outstanding shares of Series F Preferred Stock will automatically convert into shares of Series B Preferred Stock.

     The Second Amended and Restated Stockholders Agreement, dated as of March 8, 2002, among AOL, ODC and AOL-LA and, for limited purposes, AOL Time Warner (the "Second Amended and Restated Stockholders Agreement"), amended the existing Stockholders Agreement in order to, among other things, (a) add AOL Time Warner as a party for certain limited purposes, including (i) to agree to vote all of the shares of AOL-LA capital stock held by AOL Time Warner to elect the four directors nominated by the Special Committee for election by the holders of all shares of AOL-LA's outstanding capital stock, voting together and (ii) to agree to certain restrictions on AOL Time Warner's ability to transfer equity securities of AOL-LA and (b) to provide that, in the event that shares of Series F Preferred Stock or Series B Preferred Stock are held by an entity other than AOL Time Warner or a wholly-owned affiliate of AOL Time Warner, or shares of Series C Preferred Stock are held by an entity other than ODC or a wholly-owned affiliate of ODC, Gustavo A. Cisneros, Ricardo J. Cisneros and/or their lineal descendents, and/or any trusts for the benefit of such persons, then all shares transferred to or held by such entity are required to be converted from Series F Preferred Stock, Series B Preferred Stock or Series C Preferred Stock, as applicable, into that number of shares of Class B Common Stock or Class C Common Stock, as applicable, into which such shares are then convertible, and any shares of Class B Common Stock or Class C Common Stock held by such entity (including such shares of Class B Common Stock and Class C Common Stock issued upon conversion of Series F Preferred Stock, Series B Preferred Stock or Series C Preferred Stock, as applicable) are required to be converted into that number of shares of Class A Common Stock into which such shares are then convertible.

     The Second Amended and Restated Registration Rights Agreement, dated as of March 8, 2002, among AOL Time Warner, AOL, ODC and AOL-LA (the "Second Amended and Restated AOL-ODC Registration Rights Agreement"), amended the existing AOL-ODC Registration Rights Agreement in order to, among other things, (i) grant AOL Time Warner (or any subsidiary of AOL Time Warner who becomes a party to the agreement pursuant to its terms) rights to cause AOL-LA to register shares of Class A Common Stock held or acquired from time to time by or issuable at any time to AOL Time Warner or such Subsidiary upon conversion, directly or indirectly, of the Notes, or payment of dividends or interest in the form of capital stock and (ii) include AOL Time Warner as an indemnified party thereunder.

     The Note Purchase Agreement also provides that if AOL Time Warner assigns the Note Purchase Agreement or transfers any Notes to any person that is not an AOLTW Affiliate, AOL-LA shall execute and deliver to such assignee/transferee a registration rights agreement, pursuant to which AOL-LA will grant such assignee/transferee rights to cause AOL-LA to register shares of Class A Common Stock issued to such assignee/transferee upon conversion, whether directly or indirectly, of Notes held by such assignee/transferee.

     Pursuant to the Stock Purchase Agreement described in Items 4 and 6 of the Statement, on June 1, 2001, AOL purchased an additional 4,717,374 shares of Series D Preferred Stock, and each of Aspen and Atlantis purchased an additional 2,268,339 shares of Series E Preferred Stock, in each case at a price of $4.6875 per share. On July 31, 2001, at AOL-LA's Annual Meeting of Stockholders, AOL-LA's stockholders approved a proposal to amend the certificate of incorporation of AOL-LA to change the liquidation preference of the Series B Preferred Stock and Series C Preferred Stock. Pursuant to the terms of the Series D Preferred Stock and Series E Preferred Stock, upon filing of AOL-LA's Restated Certificate of Incorporation on July 31, 2001, the Series D Preferred Stock and Series E Preferred Stock then outstanding were automatically converted on a one-to-one basis into shares of Series B Preferred Stock and Series C Preferred Stock, respectively. Also pursuant to the Stock Purchase Agreement, on August 1, 2001, AOL purchased 4,717,374 shares of Series B Preferred Stock, and each of Aspen and Atlantis purchased an aggregate of 2,268,339 shares of Series C Preferred Stock, in each case at a price of $4.6875 per share.

     References to, and descriptions of, the Note Purchase Agreement, the Second Amended and Restated AOL-ODC Registration Rights Agreement, the Second Amended and Restated Stockholders Agreement and the Voting Agreements, are qualified in their entirety by reference to the copies of such documents included as exhibits to this Amendment No. 4, which are incorporated in this Item 6 in their entirety where such references and descriptions appear.

     To the best of the Reporting Persons' knowledge, except as described in this Amendment No. 4, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of AOL-LA.

     The information set forth or incorporated by reference in Items 2, 3, 4, 5 and 7 is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and restated to read in its entirety as follows:





Exhibit
Number     Description

     1. Note Purchase Agreement, dated as of March 8, 2002, by and between America Online Latin America, Inc. and AOL Time Warner Inc. (filed as
          Exhibit 99.2 to America Online Latin America, Inc.'s Current Report on Form 8-K filed on March 11, 2002 and incorporated by reference herein).
     2. Form of Initial Note (filed as Exhibit 10.35 to America Online Latin America, Inc.'s Annual Report on Form 10-K filed on April 1, 2002 and incorporated by reference herein).
     3. Form of PIK Note (filed as Exhibit 99.4 to America Online Latin America, Inc.'s Current Report on Form 8-K filed on March 11, 2002 and incorporated by reference herein).
     4. Certificate of Designation, Powers, Preferences and Rights of Series F Redeemable Convertible Preferred Stock(filed as Exhibit 99.5 to America Online Latin America, Inc.'s Current Report on Form 8-K filed on March 11, 2002 and incorporated by reference herein).
     5. Second Amended and Restated Stockholders' Agreement, dated as of March 8, 2002, by and among America Online, Inc., Aspen Investments LLC, Atlantic Investments, LLC and America Online Latin America, Inc. and, for limited purposes, AOL Time Warner Inc. (filed as Exhibit 10.2 to America Online Latin America, Inc.'s Annual Report on Form 10-K filed on April 1, 2002 and incorporated by reference herein. Portions of such Exhibit containing confidential information have been omitted therefrom and have been filed by the Reporting Persons separately with the Securities and Exchange Commission).
     6. Second Amended and Restated Registration Rights Agreement, dated as of March 8, 2002, by and among America Online Latin America, Inc., AOL Time Warner Inc., America Online, Inc., Aspen Investments LLC, and Atlantis Investments LLC. (filed as Exhibit 10.4 to America Online Latin America, Inc.'s Annual Report on Form 10-K filed on April 1, 2002 and incorporated by reference herein).
     7. Voting Agreement, dated as of March 8, 2002, by and among AOL Time Warner Inc., America Online, Inc., Aspen Investments LLC and Atlantis Investments LLC.
     8. Voting Agreement, dated as of March 8, 2002, by and among AOL Time Warner Inc., America Online, Inc., Banco Itau, S.A., Banco Banerj, S.A., Banco Itau, S.A.-Cayman Branch, and Itau Bank Limited.
     9. Amended and Restated Registration Rights and Stockholders' Agreement, dated as of March 30, 2001, by and among America Online Latin America, Inc., Banco Itau, S.A., Banco Banerj, S.A., Banco Itau, S.A.-Cayman Branch, Itau Bank Limited, and for purposes of certain sections thereof, America Online, Inc., Atlantis Investments LLC, and Aspen Investments LLC. (filed as Exhibit 2 to the Reporting Persons' Amendment No. 3 to Schedule 13D filed on April 13, 2001 and incorporated by reference herein).
     10. America Online Latin America, Inc.'s Restated Certificate of Incorporation (filed as Exhibit 3.1 to America Online Latin America, Inc.'s Annual Report on Form 10-K filed on April 1, 2002 and incorporated by reference herein).
     11. Stock Purchase Agreement, dated as of March 30, 2001, by and among America Online Latin America, Inc., America Online, Inc., Aspen Investments LLC, Atlantis Investments LLC, and Banco Itau, S.A.-Cayman Branch. (filed as Exhibit 8 to the Reporting Persons' Amendment No. 3 to Schedule 13D filed on April 13, 2001 and incorporated by reference herein).
     12.  America Online Latin America, Inc's Restated By-laws (filed as Exhibit
          3.2 to Amendment No. 10 to America Online Latin America, Inc's Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on July 27, 2000 and incorporated by reference herein).
     13. Joint Filing Agreement, dated January 22, 2001, between AOL Time Warner Inc. and America Online, Inc. (filed as Exhibit 7 to the Reporting Persons' Amendment No. 1 to Schedule 13D filed on January 22, 2001 and incorporated by reference herein).

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         AOL TIME WARNER INC.



                                         By: /s/ Wayne H. Pace
                                            --------------------------------
                                            Name:  Wayne H. Pace
                                            Title: Executive Vice President and
                                                   Chief Financial Officer
                                            Date:  April 5, 2002



                                         AMERICA ONLINE, INC.



                                         By: /s/ Joseph A. Ripp
                                            ---------------------------------
                                            Name:  Joseph A. Ripp
                                            Title: Executive Vice President and
                                                   Chief Financial Officer
                                            Date:  April 5, 2002

                                   SCHEDULE I

            ADDRESSES OF THE CISNEROS GROUP AND THE BANCO ITAU GROUP
                      AND THE BANCO ITAU REPORTING PERSONS



Atlantis Investments LLC
c/o Finser Corporation
550 Biltmore Way, Suite 900
Coral Gables, FL 33134

Aspen Investments LLC
c/o Finser Corporation
550 Biltmore Way, Suite 900
Coral Gables, FL 33134

Banco Itau, S.A.
176 Rua Boa Vista
01014-913 Sao Paulo, Brazil

Banco Banerj, S.A.
Rua da Alfandega 28, 9th Floor
Rio de Janeiro, Brazil

Itau Bank Limited
Ansbacher House, 3rd Floor
20 Genesis Close -P.O. Box 10141
Grand Cayman
Cayman Islands, B.W.I.

Banco Itau, S.A.-Cayman Branch
Ansbacher House, 3rd Floor
20 Genesis Close -P.O. Box 10141
Grand Cayman
Cayman Islands, B.W.I.

                                   SCHEDULE II
               DIRECTORS AND EXECUTIVE OFFICERS OF AOL TIME WARNER

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of AOL Time Warner. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 75 Rockefeller Plaza, New York, New York 10019.

Board of Directors

Name and Title                Present Principal Occupation
--------------                ----------------------------
Stephen M. Case               Chairman of the Board; AOL Time Warner Inc.
Gerald M. Levin               Chief Executive Officer; AOL Time Warner Inc.
Kenneth J. Novack             Vice Chairman; AOL Time Warner Inc.
R.E. Turner                   Vice Chairman; AOL Time Warner Inc.
Daniel F. Akerson             Chairman of the Board and Chief Executive Officer;
                              XO Communications, Inc.
                              11111 Sunset Hills Road
                              Reston, VA 20190
                              (a broadband and communications company)
James L. Barksdale            President and Chief Executive Officer of Barksdale
                              Management Corporation
                              800 Woodland Parkway
                              Suite 118
                              Ridgland, MS 39157
Stephen F. Bollenbach         President and Chief Executive Officer;
                              Hilton Hotels Corporation
                              9336 Civic Center Drive
                              Beverly Hills, CA 90210
Frank J. Caufield             Partner;
                              Kleiner Perkins Caufield & Byers
                              Four Embarcadero Center
                              San Francisco, CA 94111
                              (a venture capital partnership)
Miles R. Gilburne             Principal; ZG Ventures L.L.C.
                              1250 Connecticut Avenue
                              Washington, D.C. 20036
Carla A. Hills                Chairman and Chief Executive
                              Officer; Hills & Company
                              1200 19th Street, NW
                              Washington, DC 20036
                              (international trade and investment consultants)
Reuben Mark                   Chief Executive Officer;
                              Colgate-Palmolive Company
                              300 Park Avenue
                              New York, NY 10022
                              (consumer products)
Michael A. Miles              Former Chairman of the Board and
                              Chief Executive Officer of Phillip
                              Morris Companies Inc.; Director of
                              Various Companies
                              c/o AOL Time Warner Inc.
Richard D. Parsons            Co-Chief Operating Officer; AOL Time Warner Inc.
Robert W. Pittman             Co-Chief Operating Officer; AOL Time Warner Inc.
Franklin D. Raines            Chairman and Chief Executive Officer;
                              Fannie Mae
                              3900 Wisconsin Avenue, NW
                              Washington, DC 20016-2806
                              (a non-banking financial services company)
Francis T. Vincent, Jr.       Chairman of Vincent Enterprises
                              and Director of Various Companies;
                              290 Harbor Drive
                              Stamford, CT 06902
                              (a private investment firm)

Executive Officers Who Are Not Directors

Name                          Title and Present Principal Occupation
----                          --------------------------------------
Paul T. Cappuccio             Executive Vice President, General Counsel and
                              Secretary; AOL Time Warner Inc.
David Colburn                 Executive Vice President and President of Business
                              Development for Subscription Services and
                              Advertising and Commerce Businesses;
                              AOL Time Warner Inc.
Adolf R. DiBiaso              Executive Vice President of Strategy and
                              Investments; AOL Time Warner Inc.
Patricia Fili-Krushel         Executive Vice President of Administration; AOL
                              Time Warner Inc.
Robert M. Kimmitt             Executive Vice President, Global & Strategic
                              Policy; AOL Time Warner Inc.
Kenneth B. Lerer              Executive Vice President; AOL Time Warner Inc.
Wayne H. Pace                 Executive Vice President and Chief Financial
                              Officer; AOL Time Warner Inc.
William J. Raduchel           Executive Vice President and Chief Technology
                              Officer; AOL Time Warner Inc.
Mayo S. Stuntz, Jr.           Executive Vice President; AOL Time Warner Inc.








                                  SCHEDULE III
            DIRECTORS AND EXECUTIVE OFFICERS OF AMERICA ONLINE, INC.

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of America Online, Inc. Unless otherwise noted, each such person is a U.S. citizen, and the business address of each such person is 22000 AOL Way, Dulles, Virginia 20166.

Board of Directors

Name and Title                 Present Principal Occupation
--------------                 ----------------------------
Paul T. Cappuccio              Executive Vice President, General Counsel
                               and Secretary;
                               AOL Time Warner Inc.
                               75 Rockefeller Plaza
                               New York, New York 10019
J. Michael Kelly               Chief Operating Officer; America Online, Inc.
Barry M. Schuler               Chairman and Chief Executive Officer; America
                               Online, Inc.

Executive Officers Who Are Not Directors

Name                           Title and Present Principal Occupation
----                           --------------------------------------
Janice Brandt                  Vice Chair and Chief Marketing Officer; America
                               Online, Inc.
Theodore J. Leonsis            Vice Chair and New Product Officer; America
                               Online, Inc.
David M. Colburn               President, Business Affairs and Development;
                               America Online, Inc.
Raymond J. Oglethorpe          President; America Online, Inc.
Joseph A. Ripp                 Executive Vice President, Chief Financial Officer
                               and Treasurer; America Online, Inc.
Mark E. Stavish                Executive Vice President, Human Resources;
                               America Online, Inc.
Randall J. Boe                 Executive Vice President, General Counsel and
                               Secretary; America Online, Inc.
Ann Brackbill                  Executive Vice President, Corporate
                               Communications; America Online, Inc.